

Mail Stop 7010

January 25, 2007

Mr. William Hollinger
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

>   **Re: KB Home**
>   **Form 10-K for the year ended November 30, 2005**
>   **Form 10-Q for the period ended May 31, 2006**
>   **Form 8-K filed November 13, 2006**
>   **File No. 1-9195**

Dear Mr. Hollinger:

We have reviewed your response letter dated January 3, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-Q FOR THE PERIOD ENDED MAY 31, 2006

Consolidated Balance Sheets, page 4

1.   We note that you will reply to our prior comment 1 in a separate response letter. Please provide us with that response.

Note 1 – Basis of Presentation and Significant Accounting Policies – Segment Information, page 6

2.   We read in your response to our prior comment 2 that your operating segments are your construction operating divisions. Please supplementally provide us with a list of your construction operating divisions, and help us to better understand what level of information this represents, e.g. metropolitan areas, individual communities, etc.

3.   You have proposed to aggregate your operating segments into five large regional reportable segments, including France, beginning in your November 30, 2006 Form 10-K. Your reportable segments appear to be based on general geographic proximity. Considering the geographic nature of your business and the guidance of paragraph 24 of SFAS 131, we will not object to your presentation. However, we caution you that if two or more of your reportable segments appear to show similar economic characteristics, this should not be considered an indication that further levels of aggregation are appropriate. We remind you that this basic aggregation principle is applied at the operating segment level. We assume that your operating segments are considerably smaller than your reportable segments, as is common in the homebuilding industry. We also urge you to consider the following:

- In each periodic report you should identify each component of your reportable segments. For example, each state represented in that segment;

- To the extent that your involvement, or lack of involvement, in any smaller region would be helpful to users, you should disclose that fact. For example, if your Southeast region contains Florida, but it is only the city of Jacksonville, that may be important to an understanding of your involvement in Florida and the Southeast in general;

- If practicable, you should provide revenue information by product type as required by paragraph 37 of SFAS 131, separately showing single family homes, multifamily homes, high rise condominiums, etc.; and

- You should provide a robust MD&A that identifies and quantifies the activities and expected trends and uncertainties at regions below the reportable segment level, where such information is useful to an understanding of your operations.

FORM 8-K FILED NOVEMBER 13, 2006, AS AMENDED DECEMBER 8, 2006

4.   We note your response to our prior comment 3. Based on your response and your Form 8-K disclosures, we understand that you plan to restate previously issued financial statements for errors in your accounting for grants of stock options to employees and that you have determined that your periodic filings for multiple periods contain materially inaccurate financial statements and related disclosures. Consideration should be given the following guidance as you consider how you will address these deficiencies in your periodic filings.

        The Securities Exchange Act of 1934 requires KB Home to file reports with the Commission and to determine the accuracy and adequacy of the information you provide in them. Generally, previously filed reports containing financial statements determined to be materially misstated require amendment. However, since the restatement for errors in accounting for grants of stock options will affect a significant number of years, you have indicated that KB Home would be unduly burdened by amending all previously filed reports and that the filing of those numerous amendments could adversely impact the ability of a reader of your financial statements to easily and fully understand the impact of the restatement.

The staff of the Division of Corporation Finance will not raise further comment regarding the company's need to amend prior Exchange Act filings to restate financial statements and related MD&A if, as proposed, the company amends its fiscal 2005 Form 10-K and includes in that amendment the comprehensive disclosure outlined below.   In addition, you propose amending your Forms 10-Q previously filed for the first two quarters of fiscal 2006. If, as you have indicated, your fiscal 2006 Form 10-K is due to be filed within two weeks of the Form 10-K amendment that you would file in response to this guidance, we will not comment on the company's need to amend or file prior Exchange Act filings to restate financial statements and related MD&A if your company includes the comprehensive disclosure outlined below in that fiscal 2006 Form 10-K, rather than including the comprehensive disclosure in an amendment to your fiscal 2005 Form 10-K. Your delinquent Form 10-Q for the third quarter of fiscal 2006 should also be filed.

In taking this position, we understand that you will include the following disclosure in your fiscal 2005 Form 10-K amendment (or your fiscal 2006 Form 10-K, as appropriate):

- An explanatory note at the beginning of the fiscal 2005 Form 10-K amendment that discusses the reason for the amendment.

- Selected Financial Data for the most recent five years as required by Item 301 of Regulation S-K, restated as necessary and with columns labeled "restated".

- Management's Discussion and Analysis as required by Item 303 of Regulation S-K, based on the restated annual and quarterly financial information, explaining the company's operating results, trends, and liquidity during each interim and annual period presented. Discussions relative to interim periods may be incorporated into the annual-period discussions or presented separately.

- Audited annual financial statements for the most recent three years, restated as necessary and with columns labeled "restated".

- If interim period information for the most recent two fiscal years as required by Item 302 of Regulation S-K is required to be restated, the information presented for the balance sheets and statements of income should be in a level of detail consistent with Regulation S-X Article 10-01 (a)(2) and (3), and appropriate portions of 10-01(b) and with columns labeled "restated". Note that there is no need to present cash flow information as it is not required by Item 302.

- Footnote disclosure reconciling previously filed annual and quarterly financial information to the restated financial information, on a line-by-line basis and for each material type of error separately, within and for the periods presented in the financial statements (audited), in selected financial data, and in the interim period information (see paragraph 26 of FASB Statement No. 154).

- The disclosure referred to in the Chief Accountant's September 19, 2006 letter that applies to your restatement (the letter can be found at http://www.sec.gov/info/accountants/staffletters/fei_aicpa091906.htm),

- Audited financial statement footnote disclosure of the nature and amount of each material type of error separately that is included in the cumulative adjustment to opening retained earnings.

- Audited financial statement footnote disclosure of the restated stock compensation cost in the following manner:

  o For the most recent three years: restated net income and compensation cost and pro forma disclosures, required by paragraph 45.c. of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, as clarified and amended by FASB Statement No. 148, for each annual period presented in the financial statements for which the intrinsic value method of accounting in APB Opinion 25 was used, with columns labeled "restated" as appropriate.

  o For each annual period preceding the most recent three years: disclosure of the information required by paragraph 45.c.2. of FASB Statement No. 123, the restated stock compensation cost that should have been reported for each fiscal year. The total of the restated stock-based compensation cost should be reconciled to the disclosure of the cumulative adjustment to opening retained earnings. While the disclosure required by paragraph 45.c.2. is net of tax, material tax adjustments related to the accounting for stock-based compensation should also be disclosed by year. You may also elect to voluntarily provide the full restated information previously disclosed pursuant to paragraph 45.c. of FASB Statement No. 123, for each period prior to the most recent three years, either in the audited financial statement footnotes or elsewhere in the filing.

- Appropriate revisions, if necessary, to previous disclosure under Items 9A and 9B:

  o As we discussed in "Staff Statement on Management's Report on Internal Control Over Financial Reporting" (May 16, 2005) (available at http://www.sec.gov/spotlight/soxcomp.htm), in disclosing any material weaknesses that were identified as a result of the restatement and/or investigation, you should consider including in your disclosures: the nature of the material weaknesses, the impact on the financial reporting and the control environment, and management's current plans, if any, for remediating the weakness. While there is no requirement for management to reassess or revise its original conclusion of the effectiveness of internal control over financial reporting, we note that you have concluded there was a material weakness in your internal control over financial reporting at November 30, 2005. Therefore, you should consider whether your original disclosures are still appropriate and should supplement your original disclosure to include any other material information that is necessary for such disclosures not to be misleading.

o In light of the restatement and new facts discovered by management, including identification of a material weakness, also disclose the certifying officers' conclusion that the company's disclosure controls and procedures were not effective as of the end of the period covered by the amended filing.

In advising you that the staff of the Division of Corporation Finance will not raise further comment regarding the company's need to amend prior Exchange Act filings to restate financial statements and related MD&A, it is important that we advise you that this guidance does not:

- mean the Division of Corporation Finance will not comment on or require changes in your fiscal 2005 Form 10-K amendment or fiscal 2006 Form 10-K that includes the comprehensive disclosure we outlined above;

- mean the Division of Corporation Finance has concluded that you or the company have complied with all applicable financial statement requirements;

- mean the Division of Corporation Finance has concluded that the company has satisfied all rule and form eligibility standards under the Securities Act and the Exchange Act;

- mean that the Division of Corporation Finance has concluded that the company is current in filing its Exchange Act reports;

- mean that the Division of Corporation Finance has concluded that the company has complied with the reporting requirements of the Exchange Act

- foreclose any action recommended by the Division of Enforcement with respect to the company's disclosure, filings or failures to file under the Exchange Act; or

- foreclose any action recommended by the Division of Enforcement under Section 304 of the Sarbanes-Oxley Act, *Forfeiture of Certain Bonuses and Profits*, with respect to the periods that the company's financial statements require restatement, irrespective of whether the company amended the filings to include the restated financial statements.

We have provided this guidance to you based on our understanding of your circumstances surrounding your decision to restate your financial statements to correct errors related to your accounting for stock options. Materially different circumstances, including filing delinquencies and restatements for other reasons, could result in our reaching a different conclusion. If you have any questions regarding this guidance with respect to your reporting for the company's corrections of errors in accounting for stock option grants to employees, please call Leslie Overton, Associate Chief Accountant, at (202) 551-3400.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689 or the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief